UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2
(Amendment No. )*

TaskUS, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

87652V109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87652V109
1.	NAME OF REPORTING PERSONS 3G COURSER FUND LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,550,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,550,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 87652V109
1.	NAME OF REPORTING PERSONS 3G COURSER FUND PARTNERS LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,550,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,550,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 87652V109
1.	NAME OF REPORTING PERSONS 3G CAPITAL PARTNERS LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,550,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,550,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,550,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1(a).                        Name of Issuer:
        TaskUs, Inc.

Item 1(b).                        Address of Issuer’s Principal Executive Offices:
650 Independence Drive, Suite 100, New Braunfels, TX 78132

Item 2(a).                        Names of Persons Filing:
This Schedule 13G is being filed on behalf of the following:

(i)	3G Courser Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands (the “Fund”);
(ii)	3G Courser Fund Partners, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “General Partner”); and
(iii)	3G Capital Partners LP, a Cayman Islands limited partnership (the “Adviser”)

The Fund, the General Partner, and the Adviser are collectively referred to as the “Reporting Persons.” The Fund is the direct holder of the securities of the Issuer. The General Partner is the general partner of the Fund. The Adviser is the investment adviser of the Fund. The reporting persons have entered into a Joint Filing Agreement, dated January 18, 2019, pursuant to which the reporting persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).                       Address of Principal Business Office or, if none, Residence:
The address of the principal business office of the reporting persons is:

c/o 3G Capital Inc.
600 Third Avenue, 37th Floor
New York, NY 10016

Item 2(c).                       Citizenship
See Item 2(a)

Item 2(d)                         Class of Securities:
Class A Common Stock.

Item 2(e)                          CUSIP Number:
87652V109.

Item 3.         Not Applicable

Item 4.
Ownership: The information presented in the respective cover pages for the Reporting Persons is hereby incorporated by reference. The Reporting Persons held 1,425,000 Class A Common Stock, or 5.2% of the outstanding Class A Common Stock as of December 8, 2021

Ownership of Five Percent or Less of a Class:
Item 5.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. □

Ownership of More Than Five Percent on Behalf of Another Person:
Item 6.	N/A.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Item 7.	N/A.
Identification and Classification of Members of the Group:
Item 8.	N/A.
Notice of Dissolution of Group:
Item 9.	N/A.
Certifications:
Item 10.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:            February 14, 2022
3G COURSER FUND LP
By: 3G Courser Fund Partners Ltd., its General Partner

By: /s/ Bernardo Piquet
Name: Bernardo Piquet
Title: Director

3G COURSER FUND PARTNERS LTD

By:  /s/ Bernardo Piquet
Name: Bernardo Piquet
Title: General Partner

3G CAPITAL PARTNERS LP
By: 3G Capital Partners Ltd., its General Partner

By:  /s/ Bernardo Piquet
Name: Bernardo Piquet
Title: Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer.

Date: February 14. 2022
3G COURSER FUND LP
By: 3G Courser Fund Partners Ltd., its General Partner

By:  /s/ Bernardo Piquet
Name: Bernardo Piquet
Title: Director

3G COURSER FUND PARTNERS LTD

By:  /s/ Bernardo Piquet
Name: Bernardo Piquet
Title: General Partner

3G CAPITAL PARTNERS LP
By: 3G Capital Partners Ltd., its General Partner

By:  /s/ Bernardo Piquet
Name: Bernardo Piquet
Title: Director